NO ACT

PE
1-16-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09038763

Received SEC
MAR 17 2009
Washington, DC 20549

March 17, 2009

James Earl Parsons
Senior Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-17-09

Re: Exxon Mobil Corporation
Incoming letter dated January 16, 2009

Dear Mr. Parsons:

This is in response to your letter dated January 16, 2009 concerning the shareholder proposal submitted to ExxonMobil by NorthStar Asset Management, Inc. We also have received a letter from the proponent dated January 21, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Mari C. Mather
Assistant for Client Services and Shareholder Advocacy
NorthStar Asset Management, Inc.
P.O. Box 301840
Boston, MA 02130

March 17, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 16, 2009

The proposal relates to executive compensation.

We are unable to concur in your view that ExxonMobil may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

NORTHSTAR ASSET MANAGEMENT INC

January 21, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street NE
Washington, DC 20549
shareholderproposals@sec.gov

RE: Response to ExxonMobil's Request to Omit Shareholder Proposal

To Whom It May Concern:

In response to ExxonMobil Corporation's request for omission of our shareholder proposal that we at NorthStar Asset Management, Inc. received on Tuesday, January 20, 2009, please find attached a corrected letter of ownership from our custodian, Morgan Stanley. We believe that this letter affirms our ownership and establishes our eligibility to submit our proposal.

Thank you for your consideration of this matter. Should you need further documentation or assistance, please do not hesitate to contact myself or Julie Goodridge at (617) 522-2635 or mmather@northstarasset.com.

Sincerely,

Mari C. Mather

Mari C. Mather
Assistant for Client Services and Shareholder Advocacy

CC: James Earl Parsons (via U.S. mail)
ExxonMobil Corporation

PO BOX 301840 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

Ferncroft Corporate Center
35 Village Road, Suite 601
Middleton, MA 01949

tel 978 739 9600
fax 978 739 9659
toll free 800 730 3326

Morgan Stanley

January 21, 2009

Mr. David S. Rosenthal
Vice President, Investor Relations and Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Rosenthal:

Morgan Stanley acts as the custodian for NorthStar Asset Management, Inc. As of December 8, 2008, Morgan Stanley held on behalf of NorthStar Asset Management, Inc. 4,071 shares of Exxon Mobil Corporation common stock in its clients' account. Morgan Stanley has continuously held these shares on behalf of NorthStar since December 8, 2007, and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting.

Sincerely,

Donna K. Colahan
Vice President
Financial Advisor

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1488 Facsimile

James Earl Parsons
Senior Counsel

ExxonMobil

January 16, 2009

VIA Email

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549
shareholderproposals@sec.gov

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Compensation Comparison

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between Northstar Asset Management and Exxon Mobil Corporation regarding a shareholder proposal for ExxonMobil's upcoming annual meeting. We intend to omit the proposal from our proxy material for the meeting for the reasons explained below. To the extent this letter raises legal issues, it is my opinion as counsel for ExxonMobil.

Proponent failed to establish eligibility.

The proposal carries was received in our office on December 10, 2008. By letter sent on December 11, 2008 (included in Exhibit 1), we notified the proponent as required by Rule 14a-8(f) that the proponent must demonstrate eligibility under Rule 14a-8(b)(2).

Our letter of December 11, 2008, specifically advised the proponent that, in order to be eligible to submit a proposal, the proponent must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year as of the date the shareholder proposal was submitted. We highlighted the fact that, since the proponent does not appear on our records as a registered shareholder, the proponent needed to provide proof of ownership from the record holder (such as a bank or broker) verifying that, as of the date the proposal was submitted, the proponent continuously held the requisite number of ExxonMobil shares for at least one year.

As required by Rule 14a-8(f), we advised the proponent that any response addressing our letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date the proponent received our notification. As a courtesy, we also enclosed a copy of Rule 14a-8 for the proponent's reference.

Our tracking information (included in Exhibit 1) indicates that our letter requesting proof of ownership from the proponent was delivered to the proponent's address on December 15, 2008. The 14-day period for the proponent's response expired on December 29, 2008.

On December 16, 2008, we received a response from the proponent dated December 15, 2008 (included in Exhibit 1). That response enclosed a letter from Morgan Stanley dated December 9, 2008, relating to Northstar's ownership of ExxonMobil shares as of that date. This response is insufficient in two respects:

1. The letter from Morgan Stanley establishes ownership as of December 9, 2008, not as of the date the proposal was submitted as required by Rule 14a-8(b). See Staff Legal Bulletin No. 14 at C.1.(c)(3) (date requirements for ownership documentation are strictly applied; a statement from the record holder verifying ownership as of May 31 does not sufficiently demonstrate ownership with respect to a proposal submitted on June 1).

2. The letter from Morgan Stanley fails to state that the proponent has continuously held the requisite number of ExxonMobil shares for at least one year as of the date the proposal was submitted, as also required by Rule 14a-8(b). Specifically, the letter states:

   > "Morgan Stanley has continuously held these shares on behalf of Northstar prior to December 7, 2007."

   A plain reading of these words only affirms that shares were continuously held for an unspecified period of time prior to December 7, 2007. The record holder may have intended to affirm that shares had been continuously held ***since*** December 7, 2007, but the letter does not so state and therefore fails to satisfy the requirements of Rule 14a-8(b). See Staff Legal Bulletin No. 14 at C.1.(c)(2) ("A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal").

Since the proponent failed to provide adequate proof of ownership within the meaning of Rule 14a-8(b), within the time period required by Rule 14a-8(f), the proposal may be omitted from our proxy material in reliance on Rule 14a-8(f).

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter and enclosures are being submitted to the staff by email. A copy of this letter and the enclosures is being sent to the proponent by overnight delivery service.

Sincerely,

James Earl Parsons

JEP/jep
Enclosures

cc - w/enc:
Ms. Julie N. W. Goodridge
President
NorthStar Asset Management Inc.
43 St. John Street
Boston, MA 02130

EXHIBIT 1

NORTHSTAR ASSET MANAGEMENT INC

SHAREHOLDER PROPOSAL

DEC 10 2008

NO. OF SHARES____________
DISTRIBUTION: DSR: REG: TJG:
LKB: JEP: DGH: SMD

SOCIALLY RESPONSIBLE PORTFOLIO MANAGEMENT

December 8, 2008

Mr. Henry H. Hubble
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Hubble:

As shareholders, we are concerned about the damaging consequences of excessive executive compensation. Because ExxonMobil has demonstrated its willingness to be a leader on many issues, we would like our company also to take the lead in executive pay reforms.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations under the Securities Act of 1934, of 4,071 shares of ExxonMobil common stock, we are submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of these General Rules, the enclosed shareholder proposal. The proposal requests that the Board of Directors conduct an executive compensation review examining whether shareholder value would be enhanced if executive pay practices were significantly reformed.

As required by Rule 14a-8, NorthStar has held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. One of the filing shareholders or our appointed representative will be present at the annual meeting to introduce the proposal.

A commitment from ExxonMobil to conduct the compensation review as requested would allow this resolution to be withdrawn. We believe that this proposal is in the best interest of ExxonMobil and its shareholders.

Sincerely,

Julie N.W. Goodridge
President

Encl.: shareholder resolution

PO BOX 301840 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

Executive Compensation Review

WHEREAS, in 2007, the total compensation of our CEO Rex Tillerson exceeded $16 million including salary, bonus, restricted stock, and the value of his stock awards. In addition, SEC filings report that he holds stock options valued at an additional $16 million and has pension benefits valued at over $24 million;

In 1980, CEOs in the US were paid 40 times the average worker. Today, they are paid 344 times more.

Last year, Mr. Tillerson was paid 541 times the average worker. This type of over-compensation is increasingly being called into question by consumers, politicians and shareholders, and erodes customer trust and loyalty, potentially negatively affecting shareholder value;

In 2007, ExxonMobil share prices increased by 24%, the total market capitalization of the company increased by $19 billion dollars, and Mr. Tillerson's compensation increased by 28%.

However, as of December 5, 2008, ExxonMobil's share price has declined 19% and market capitalization has gone down by $88 billion. Yet, according to a November 25, 2008 ExxonMobil SEC filing, Mr. Tillerson was awarded a $4 million bonus and 225,000 shares of restricted stock. In addition, Mr. Tillerson will receive a 10% raise for 2009.

Legislation passed by the House of Representatives in April 2007, and currently being considered in the Senate, requires shareholders' approval of executive compensation packages;

RESOLVED, shareholders request the Board initiate a review of our company's executive compensation policies and make available, upon request, a report of that review by December 1, 2009 (omitting confidential information and prepared at a reasonable cost). We request the report include:

1. A comparison of the increase in the total compensation package of our CEO between 1998 and 2008 with the increase in the average US per capita income during that same period.
2. An analysis of changes in the relative size of the gap between the two groups and the rationale justifying this trend.

Supporting Statement

We believe all ExxonMobil employees work together to create value for shareholders and customers. We also believe the company has the ability to increase shareholder value by reinvesting in the whole company, not just a single individual. It is not clear how the company's executive pay incentives are creating the desired and beneficial effect on shareholder value.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

David S. Rosenthal
Vice President, Investor Relations
and Secretary

ExxonMobil

December 11, 2008

VIA UPS – OVERNIGHT DELIVERY

Ms. Julie N. W. Goodridge
President
NorthStar Asset Management Inc.
43 Saint John Street
Jamaica Plain, MA 02130

Dear Ms. Goodridge:

This will acknowledge receipt of the proposal concerning an executive compensation report, which you have submitted on behalf of NorthStar Asset Management Inc. (the "Proponent") in connection with ExxonMobil's 2009 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

In addition, in order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a proponent to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Proponent does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the Proponent has satisfied these ownership requirements. To remedy this defect, the Proponent must submit sufficient proof that these eligibility requirements are met. As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted (December 10, 2008, the date the proposal was received in our office), the Proponent continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1199.

You should note that, if your proposal is not withdrawn or excluded, you or your representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

If you intend for a representative to present your proposal, you must provide documentation signed by you that specifically identifies your intended representative by name and specifically authorizes the representative to present the shareholder proposal on your behalf at the annual meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the authorization to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the SEC staff legal bulletin 14C dealing with co-filers of shareholder proposals, we will be requesting each co-filer to provide us with clear documentation confirming your designation to act as lead filer and granting you authority to agree to modifications and/or withdrawal of the proposal on the co-filer's behalf. We think obtaining this documentation will be in both your interest and ours. Without clear documentation from all co-filers confirming and delineating your authority as representative of the filing group, and considering the recent SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

Enclosure

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SHAREHOLDER PROPOSALS

RULE 14a-8

Rule §240.14a-8. Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of Law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of Proxy Rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal Grievance; Special Interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of Power/Authority: If the company would lack the power or authority to implement the proposal;

(7) Management Functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to Election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with Company's Proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting; Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially Implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

RECEIVED
DEC 16 2008
S.M. DERKACZ

DS H

NORTHSTAR ASSET MANAGEMENT INC

RECEIVED
DEC 16 2008
D. S. ROSENTHAL

SOCIALLY
RESPONSIBLE
PORTFOLIO
MANAGEMENT

December 15, 2008

Mr. David S. Rosenthal
Vice President, Investor Relations and Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Rosenthal:

At NorthStar Asset Management, Inc., stocks are held in our client accounts, and the contract we hold with our clients gives us rights of beneficial ownership consistent with the securities laws, namely, the power to vote or direct the voting of such securities and the power to dispose or direct the disposition of such securities.

Please find enclosed a letter from our brokerage, Morgan Stanley, verifying that NorthStar has held the requisite amount of stock of Exxon Mobil Corporation for more than one year prior to filing the shareholder proposal.

Sincerely,

Mari C. Mather

Mari C. Mather
Assistant for Client Services and Shareholder Advocacy

PO BOX 301840 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

Ferncroft Corporate Center
35 Village Road, Suite 601
Middleton, MA 01949

tel 978 739 9600
fax 978 739 9650
toll free 800 730 3326

Morgan Stanley

December 9, 2008

Mr. Henry H. Hubble
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Hubble:

Morgan Stanley acts as the custodian for NorthStar Asset Management, Inc. As of December 9, 2008, Morgan Stanley held on behalf of NorthStar Asset Management, Inc. 4,071 shares of Exxon Mobil Corporation common stock in its clients' account. Morgan Stanley has continuously held these shares on behalf of NorthStar prior to December 9, 2007.

Sincerely,

Donna K. Colahan
Vice President
Financial Advisor

Investments and Services are offered through Morgan Stanley & Co. Inc. Member SIPC

The information contained herein is based on data obtained from sources believed to be reliable. However, such data is not guaranteed as to its accuracy or completeness and is for informational purposes only. Clients should refer to their confirmations and statements for tax purposes as the official record of their account.